Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-109413) of PhytoMedical Technologies, Inc. and Subsidiaries ("the Company") of our report dated January 27, 2010, on our audits of the consolidated balance sheets of PhytoMedical Technologies, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended.

Our report, dated January 27, 2010, contains an explanatory paragraph that states that the consolidated financial statements have been prepared assuming the Company will continue as a going concern.  The Company has experienced recurring losses from operations since inception, and has a substantial accumulated deficit.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

/S/ PETERSON SULLIVAN LLP

January 27, 2010

Seattle, Washington